SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 31, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Reports Third Quarter 2007 Results.

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2007 RESULTS

IMPROVING TRENDS LEAD TO
STRONG OPERATIONAL AND FINANCIAL RESULTS

Q3 2007 Highlights (compared with Q3 2006)

—	Total revenues: NIS 1.6 billion (US$ 399 million), an increase of 9.5%

—	Operating Profit: NIS 390 million (US$ 97 million), an increase of 22.0%

—	Net Income: NIS 214 million (US$ 53 million), an increase of 15.9%

—	EBITDA*: NIS 539 million (US$ 134 million), an increase of 13.2%

—	EBITDA Margin: 33.7% of total revenue compared with 32.6%

—	Subscriber Base: increase of 62,000 in the quarter, to reach 2.796 million, including 488,000 3G subscribers

—	Dividend Declared: NIS 200 million dividend for the third quarter.

Rosh Ha’ayin, Israel, October 31st, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the third quarter of 2007. Partner reported Q3 2007 revenues of NIS 1.6 billion (US$ 399 million), EBITDA of NIS 539 million (US$ 134 million), and net income of NIS 214 million (US$ 53 million).

* See “Use of Non-GAAP Financial Measures” below

Commenting on the quarter’s results, Partner’s CEO, David Avner, said: “I am very pleased with the third quarter’s results and with the company’s financial and operational achievements. This quarter was a very strong quarter for Partner, in which the Company recruited 62,000 new subscribers, 80% of them are post-paid subscribers. With an increasing 3G customers’ base of 488,000 subscribers, and by leading the 3.5G market in Israel, Partner continues to build a solid foundation for future revenue growth. The positive customers’ experience in 3.5G networks pushes forward the data services demand and usage.”

Mr. Avner added: “I am also very proud that this quarter orangeTM was again re-elected the leading telecom brand in Israel for the fifth consecutive year by Globes, the Israeli daily business newspaper. The strength of our brand is a result of Partner’s focus on our service organization which continues to excel and to meet our customers’ needs.”

Mr. Avner also said: “We are getting closer to the implementation of number portability. Partner is prepared and ready to leverage the assets it has built in the last ten years, including its superb network, the best customer service in Israel, the strongest brand in the telecom market and a wide range of handsets and content services, in order to reach out to subscribers of other companies and to ensure the continued satisfaction of Partner’s subscribers from the advanced cellular services the company provides.”

Key Financial and Operational Parameters

	Q3 2006	Q2 2007	Q3 2007	Q3'07 vs Q2'07	Q3'07 vs Q3'06

Revenues (NIS millions)	1,462.0	1,467.5	1,601.0	9.1%	9.5%
Operating Profit (NIS millions)	319.5	367.2	389.7	6.1%	22.0%
Net Income (NIS millions)	184.7	228.1	214.0	(6.2)%	15.9%
Cash flow from operating activities net of
investing activities (NIS millions)	312.3	234.3	135.3	(42.4)%	(56.7)%

EBITDA (NIS millions)	476.7	519.3	539.3	3.9%	13.2%
Subscribers (thousands)	2,626	2,733	2,796	2.3%	6.5%
Estimated Market Share (%)	32	32	32	-	-
Quarterly Churn Rate (%)	3.7	3.5	3.3	(0.2)	(0.4)
Average Monthly Usage per Subscriber (minutes)	322	331	343	3.6%	6.5%
Average Monthly Revenue per Subscriber (NIS)	164	157	165	5.1%	0.6%

Financial Review

Partner’s total net revenues were NIS 1,601.0 million (US$ 399.0 million) in Q3 2007, an increase of 9.5% from NIS 1,462.0 million in Q3 2006.

The increase is primarily a result of service revenues growth, which increased by 6.4% from NIS 1,316.4 million in Q3 2006 to NIS 1,401.1 million (US$ 349.1 million) in Q3 2007. This reflects the subscriber base growth, an improvement in the quality of the subscriber base, and higher average minutes of use per subscriber. The increase was partially offset by a decrease in average revenue per minute resulting from competitive pressures and regulatory intervention including the approximate 10% reduction in interconnect tariffs which went into effect on March 1st 2007, as part of the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008, as well as the regulation restricting our ability to charge for calls directed to voice mail which went into effect January 1st 2007.

Content and data revenues (including SMS) in Q3 2007 increased by 33.0% from Q3 2006 to NIS 184.2 million, accounting for 13.1% of total service revenues, compared with 10.5% of total service revenues in Q3 2006. Compared with Q3 2006, non-SMS data and content revenues increased by 28% in Q3 2007.

Gross profit from services in Q3 2007 was NIS 593.5 million (US$ 147.9 million), representing an increase of 13.7% from NIS 522.2 million in Q3 2006. The increase reflects the higher service revenues, offset by a 1.7% increase in the cost of service revenues which is primarily due to higher variable airtime and content costs.

In Q3 2007, equipment revenues totaled NIS 199.9 million (US$ 49.8 million), a 37.4% increase from 145.6 million in Q3 2006. The increase is primarily attributed to the increase in the total number of sales and the proportion of 3G handsets sold compared with 2G handsets. Gross loss on equipment was NIS 66.0 million (US$ 16.5 million) in Q3 2007, compared with NIS 64.9 million in Q3 2006, a 1.8% increase.

Gross profit overall in Q3 2007 increased 15.3% to NIS 527.5 million (US$ 131.4 million) from NIS 457.4 million in Q3 2006.

Selling, marketing, general and administration expenses amounted to NIS 137.8 million (US$ 34.3 million) in Q3 2007, no change from NIS 137.8 million in Q3 2006. Within the total, selling and marketing expenses increased marginally by 2.6% and general and administrative expenses decreased by 4.2%, reflecting the continuing efforts of the Company to increase operating efficiency.

Overall, operating profit was NIS 389.7 million (US$ 97.1 million) in Q3 2007, a 22.0% increase compared with NIS 319.5 million in Q3 2006.

Quarterly EBITDA in Q3 2007 totaled NIS 539.3 million (US$ 134.4 million) or 33.7% of total revenues, the equivalent of a 13.2% increase, compared with NIS 476.7 million, or 32.6% of total revenues, in Q3 2006.

Financial expenses in Q3 2007 were NIS 73.8 million (US$ 18.4 million), compared with NIS 44.7 million in Q3 2006, a 65.0% increase. The increase is mainly attributed to higher linkage expenses due to the increase of 2.5% in the CPI level of Q3 2007 compared to an increase in the CPI level of 0.2% in Q3 2006.

Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company has accumulated a provision for taxes in the amount of approximately NIS 55 million as of September 30, 2007, including a provision of approximately NIS 12 million for Q3 2007. The accumulated provision is an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 to 2007 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. On October 28 and 29, 2007, the Israeli Supreme Court issued two new rulings readdressing the same issue. The Company is currently re-examining the requirement for this provision in the light of these new rulings.

Net income for Q3 2007 totaled NIS 214.0 million (US$ 53.3 million), representing an increase of 15.9% from NIS 184.7 million in Q3 2006.

Basic earnings per share or ADS, based on the average number of shares outstanding during Q3 2007, was NIS 1.37 (34 US cents), up by 14.2% from NIS 1.20 in Q3 2006.

Funding and Investing Review

In Q3 2007, cash flows generated from operating activities, net of cash flows from investing activities totaled NIS 135.3 million (US$ 33.7 million), compared with NIS 312.3 million in Q3 2006, a decrease of 56.7%. The decrease is explained by two main factors. Firstly, because the final day of both Q3 2006 and Q2 2007 were non-working days, payments to suppliers and interest charges were deferred to the respective quarters that followed. Secondly, inventories were built up during Q3 2007 for reasons related to number portability.

Net investment in fixed assets was NIS 96.7 million (US$ 24.1 million) in Q3 2007, a decrease of 29.0% from NIS 136.2 million in Q3 2006.

The Board has approved the distribution of a dividend for Q3 2007 of NIS 1.28 (US$ 0.32) per share (in total approximately NIS 200 million or US$ 50 million) to shareholders and ADS holders of record on November 21st, 2007. The dividend will be paid on December 6th, 2007.

Operational Review

The Company’s active subscriber base at the end of the third quarter 2007 was approximately 2,796,000, including approximately 679,000 business subscribers (24.3% of the base), 1,325,000 postpaid private subscribers (47.4% of the base) and 792,000 prepaid subscribers (28.3% of the base). Approximately 488,000 subscribers were subscribed to the 3G network.

Total market share at the end of the quarter is estimated to be 32%. During the quarter, approximately 62,000 net new subscribers joined the Company, including approximately 28,000 business subscribers, approximately 23,000 postpaid private subscribers and approximately 11,000 prepaid subscribers. The quarterly churn rate decreased from 3.7% in Q3 2006 to 3.3% in Q3 2007. Most of the churn comes from the prepaid segment.

Average minutes of use per subscriber (“MOU”) was 343 minutes in Q3 2007, compared with 322 minutes in Q3 2006. The average revenue per user (“ARPU”) in Q3 2007 totaled NIS 165 (US$ 41), marginally highly than NIS 164 in Q3 2006.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “We are delighted with the results of the third quarter 2007. Our efforts to increase revenue potential and improve efficiency are beginning to show through the key financial and performance indicators. This has enabled us to increase the amount of dividends distributed to NIS 200 million for this quarter and we continue to offer a strong dividend yield for the Company’s shareholders.”

Commenting on the Company’s outlook, Mr. Emanuel Avner said: “We continue to have confidence in our annual guidance for 2007, bearing in mind that the fourth quarter is seasonally slower than the third quarter and that the introduction of number portability is expected to increase marketing expenses over the quarter.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s third quarter results on Wednesday, October 31st, 2007, at 16:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of November 7th, 2007.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.796 million subscribers in Israel (as of September 30, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Note: This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance (including our outlook and guidance for 2007), plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:
—	the effects of the high degree of regulation in the telecommunications market in which we operate;
—	regulatory developments related to the implementation of number portability;
—	regulatory developments relating to tariffs, including interconnect tariffs, roaming charges, and SMS tariffs;
—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;
—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damage resulting from antenna sites;
—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;
—	regulatory developments which permit the Ministry of Communications to require us to offer our network infrastructure to other operators, which may lower the entry barrier for new competitors;
—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;
—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs,
—	uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;
—	the results of litigation filed or that may be filed against us;
—	the risk that, following a possible rearrangement of spectrum, we may lose some of our frequencies or we may be allocated spectrum of inferior quality;
—	the risks associated with technological requirements, technology substitution and changes and other technological developments;
—	alleged health risks related to antenna sites and use of telecommunication devices;
—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;
—	fluctuations in foreign exchange rates;
—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and

—	the availability and cost of capital and the consequences of increased leverage.

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on June 12, 2007. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.
The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure.
The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30th, 2007: US $1.00 equals NIS 4.013. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. Our management uses EBITDA as a basis for measuring our core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. EBITDA, however, should not be considered as an alternative to operating income or net income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

        Contacts:

Mr. Emanuel Avner		Oded Degany
Chief Financial Officer		Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Assets
CURRENT ASSETS:
Cash and cash equivalents	37,460	77,547	9,335	19,324
Accounts receivable:
Trade	1,090,016	964,309	271,621	240,296
Other	97,469	65,533	24,289	16,330
Inventories	178,432	126,466	44,463	31,514
Deferred income taxes	44,422	40,495	11,070	10,091

Total current assets	1,447,799	1,274,350	360,778	317,555

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables - trade	350,706	274,608	87,392	68,429
Funds in respect of employee rights
upon retirement	85,792	80,881	21,379	20,155

	436,498	355,489	108,771	88,584

FIXED ASSETS, net of accumulated
depreciation and amortization	1,667,105	1,747,459	415,426	435,450

LICENSE, DEFERRED CHARGES AND INTANGIBLE ASSETS, net of amortization	1,177,117	1,247,084	293,326	310,761

DEFERRED INCOME TAXES	95,623	76,139	23,828	18,973

	4,824,142	4,700,521	1,202,129	1,171,323

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	37,899	40,184	9,444	10,013
Accounts payable and accruals:
Trade	709,437	690,424	176,785	172,047
Other	326,255	281,403	81,299	70,122
Related party - trade	1,664	15,830	415	3,945

Total current liabilities	1,075,255	1,027,841	267,943	256,127

LONG-TERM LIABILITIES:
Bank loans, net of current maturities		272,508		67,906
Notes payable	2,072,636	2,016,378	516,480	502,462
Liability for employee rights upon retirement	126,953	113,380	31,636	28,253
Other liabilities	15,922	15,947	3,968	3,974

Total long-term liabilities	2,215,511	2,418,213	552,084	602,595

Total liabilities	3,290,766	3,446,054	820,027	858,722

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2006 and September 30, 2007 - 235,000,000 shares; issued and outstanding - December 31, 2006 154,516,217 shares and September 30, 2007 156,724,677 shares	1,567	1,545	391	385
Capital surplus	2,523,649	2,452,682	628,868	611,184
Accumulated deficit	(991,840)	(1,199,760)	(247,157)	(298,968)

Total shareholders' equity	1,533,376	1,254,467	382,102	312,601

	4,824,142	4,700,521	1,202,129	1,171,323

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30, 2007	3 month period ended September 30, 2007
	2007	2006	2007	2006
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net:
Services	3,966,982	3,745,120	1,401,057	1,316,420	988,532	349,130
Equipment	519,293	416,458	199,945	145,569	129,403	49,824

	4,486,275	4,161,578	1,601,002	1,461,989	1,117,935	398,954

COST OF REVENUES:
Services	2,315,363	2,311,409	807,540	794,191	576,965	201,232
Equipment	695,479	587,319	265,967	210,446	173,307	66,276

	3,010,842	2,898,728	1,073,507	1,004,637	750,272	267,508

GROSS PROFIT	1,475,433	1,262,850	527,495	457,352	367,663	131,446
SELLING AND MARKETING EXPENSES	259,801	216,953	86,315	84,124	64,740	21,509
GENERAL AND ADMINISTRATIVE
EXPENSES	157,612	141,362	51,483	53,717	39,275	12,829

	417,413	358,315	137,798	137,841	104,015	34,338

OPERATING PROFIT	1,058,020	904,535	389,697	319,511	263,648	97,108
FINANCIAL EXPENSES - net	132,846	144,515	73,768	44,710	33,104	18,382

INCOME BEFORE TAXES ON INCOME	925,174	760,020	315,929	274,801	230,544	78,726
TAXES ON INCOME	287,243	241,725	101,974	90,148	71,578	25,411

INCOME BEFORE CUMULATIVE EFFECT OF A
CHANGE IN ACCOUNTING
PRINCIPLES	637,931	518,295	213,955	184,653	158,966	53,315
CUMULATIVE EFFECT, AT BEGINNING
OF YEAR, OF A CHANGE
IN ACCOUNTING PRINCIPLES		1,012

NET INCOME FOR THE PERIOD	637,931	519,307	213,955	184,653	158,966	53,315

EARNINGS PER SHARE
("EPS") :
Basic:
Before cumulative effect	4.08	3.38	1.37	1.20	1.02	0.34
Cumulative effect		0.01

	4.08	3.39	1.37	1.20	1.02	0.34

Diluted:
Before cumulative effect	4.05	3.36	1.36	1.19	1.01	0.34
Cumulative effect		0.01

	4.05	3.37	1.36	1.19	1.01	0.34

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING:
Basic	156,213,495	153,391,479	156,683,913	153,916,260	156,213,495	156,683,913

Diluted	157,579,035	154,266,141	157,883,303	154,740,926	157,579,035	157,883,303

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	9 month period ended September 30,		9 month period ended September 30, 2007
	2007	2006
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	637,931	519,307	158,966
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	449,643	475,173	112,047
Amortization of deferred compensation related to employee stock option grants, net	13,179	17,378	3,284
Liability for employee rights upon retirement	13,573	8,242	3,382
Accrued interest and exchange and linkage differences on long-term liabilities	60,147	34,124	14,988
Deferred income taxes	(23,411)	31,096	(5,834)
Income tax benefit in respect of exercise of option granted to employees
Capital loss on sale of fixed assets	1,146	318	286
Cumulative effect, at beginning of year, of a change in accounting principles		(1,012)
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(201,805)	(223,248)	(50,288)
Other	(32,957)	(24,370)	(8,213)
Increase (decrease) in accounts payable and accruals:
Related Parties	(14,166)	8,890	(3,530)
Trade	106,944	65,105	26,650
Other	44,795	(14,428)	11,162
Decrease (increase) in inventories	(51,966)	53,425	(12,949)
Increase (decrease) in asset retirement obligations	352	895	88

Net cash provided by operating activities	1,003,405	950,895	250,039

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(387,177)	(218,970)	(96,481)
Acquisition of optic fibers activity	(701)	(71,125)	(175)
Purchase of additional spectrum		(46,480)
Proceeds from sale of fixed assets	43	34	11
Funds in respect of employee rights upon retirement	(4,911)	(3,150)	(1,224)

Net cash used in investing activities	(392,746)	(339,691)	(97,869)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financial lease undertaken	7,416		1,848
Repayment of capital lease	(6,713)	(3,620)	(1,673)
Proceeds from exercise of stock options granted to employees	57,810	30,995	14,406
Dividend Paid	(429,955)	(277,808)	(107,141)
Windfall tax benefit in respect of exercise of options granted to employees	1,021		254
Repayment of long term bank loans	(280,325)	(360,658)	(69,854)

Net cash used in financing activities	(650,746)	(611,091)	(162,160)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40,087)	113	(9,990)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,547	4,008	19,324

CASH AND CASH EQUIVALENTS AT END OF PERIOD	37,460	4,121	9,334

Supplementary information on investing not involving cash flows
At September 30, 2007 and 2006, trade payables include NIS 114 million ($ 30 million) (unaudited) and NIS 202 million (unaudited) in respect of acquisition of fixed assets, respectively.
These balances will be given recognition in these statements upon payment.

	New Israeli shekels		Convenience translation into U.S. dollars
	9 Month Period Ended September 30,		9 Month Period Ended September 30,
	2007	2006	2007
	(Unaudited)
	In thousands

Net cash provided by operating activities	1,003,405	950,895	250,039

Liability for employee rights upon retirement	(13,573)	(8,242)	(3,382)
Accrued interest and exchange and linkage differences on long-term liabilities	(60,147)	(34,124)	(14,988)
Increase in accounts receivable:
Trade	201,805	223,248	50,288
Other (excluding tax provision)	343,611	234,999	85,624
Decrease (increase) in accounts payable and accruals:
Trade	(106,944)	(65,105)	(26,650)
Related party - trade	14,166	(8,890)	3,530
Other	(44,795)	14,428	(11,162)
Increase (decrease) in inventories	51,966	(53,425)	12,949
Increase in Assets Retirement Obligation	(352)	(895)	(88)
Financial Expenses	124,219	135,558	30,954

EBITDA	1,513,361	1,388,447	377,114

*	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2007 : US $1.00 equals 4.013 NIS.
**	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q3 2006	Q2 2007	Q3 2007

Subscribers (in thousands)	2,626	2,733	2,796
Estimated share of total Israeli mobile telephone
subscribers	32%	32%	32%
Churn rate in quarter	3.7%	3.5%	3.3%
Average monthly usage in quarter per subscriber
(actual minutes use)	322	331	343
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	164	157	165

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: October 31, 2007